December 21, 2007
Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
United States of America

RE:	China Unicom Limited Form 20-F for the fiscal year ended December 31, 2006 Filed June 29, 2007, File No. 001-15028
Dear Mr. Spirgel:
     This is in response to the comment letter from the staff of the Division of Corporation Finance (the “Staff”), dated November 20, 2007, relating to the annual report on Form 20-F of China Unicom Limited (the “Company”) for the fiscal year ended December 31, 2006 (the “2006 Form 20-F”). A copy of this letter will also be submitted as “correspondence” via EDGAR.
     For your convenience, we have included the Staff’s comments in this response letter in italicized form and keyed our responses accordingly. Our responses to the Staff’s comments are as follows.
General
1.	We noted your response to comment 1. However, we continue to question the appropriateness of your accounting for handset subsidies under US GAAP. In addition, we do not believe that the handset subsidies should be considered subscriber acquisition costs under US GAAP. In order for us to better understand the substance of your bundled arrangement and therefore your US GAAP basis in accounting for the handset subsidies, please respond to the following additional comments. Cite the relevant authoritative accounting literature to support your accounting.

a.	In light of your statement (in second paragraph on page 2) that “... the legal ownership of the handset will pass to the subscriber at the end of the contract service period,” we are unclear why you would consider the handset a delivered item and therefore a separate unit of accounting under EITF 00-21, please advise.
     The Company considers that the CDMA promotional package arrangements have effectively transferred the substance of ownership rights of the CDMA handset to the subscriber upon the signing of the service contract. This is because (i) the Company has no power to dispose of the CDMA handset during the contract period (as long as the customer performs its obligations); (ii) the Company cannot rescind the transaction or prohibit the subscriber from moving or using the CDMA handset; and (iii) the subscriber maintains the effective control of and the right to use the CDMA handset during the contract service period. Therefore, the subscriber in fact assumes the risks and enjoys the ownership benefits of the CDMA handset upon physical receipt of such handset. The Company believes that its retention of title to the handset is consistent with the conditions described within SAB Topic 13.A.2, Question 3 and, thus, does not believe that these types of contractual terms preclude revenue recognition in respect of the handset.
     When the Company launched its CDMA business in 2002, the Company began offering CDMA promotional packages to attract new subscribers. The Company is the only CDMA operator in China and the handsets provided by the Company are the only conduit for subscribers to access CDMA services in the PRC. The key terms for these CDMA promotional packages include (i) a fixed contract service period of 12 to 24 months; (ii) the subscriber must commit to a minimum amount of monthly service fees throughout the fixed contract service period; and (iii) the subscriber is required to prepay a service fee in a lump sum, make an advance deposit or provide a bank/corporate guarantee, in each case for the amount of the minimum service fees for the entire contract period (equal to the number of total minimum minutes multiplied by the standard tariff). The Company’s CDMA promotional package contracts generally include a provision that the legal title of the CDMA handset is retained by the Company and such legal title will be transferred to the subscriber at the end of the contract service period. This is to provide additional protection to the Company under the PRC Contract Law to enable the Company to recover the CDMA handset or an amount equal to the remaining minimum amount of monthly service fees in the event that the subscriber defaults on its minimum payments. However, such arrangements do not impact effective control of and right to use the handset by the subscriber (as long as the subscriber performs its obligations) and upon the expiration of the contract service period, neither the Company nor the subscriber is required to take any action to effect the automatic transfer of the legal title of the CDMA handset to the subscriber. In addition, as described below, such right to recover the CDMA handset is enforced by the Company only under very limited circumstances. In the event that a subscriber fails to make the payments pursuant to the contract, the Company usually deducts from such subscriber’s prepaid service fees, retains the deposit or calls upon the guarantee. For the prepaid and deposit arrangements, the Company is always able to obtain the cash to cover any remaining minimum service fees. For the guarantee arrangements, there may be situations where the guarantor no longer has the ability, or cannot be located, to pay the remaining service fees. However, such situations are uncommon. There have been very few instances since the Company launched its CDMA promotional packages in 2002 where the Company resorted to reclaiming the handsets in the event of default by the subscribers. The Company also advises the Staff that the Company is only able to pursue reclaiming the handset for any unpaid minimum service fees under the original CDMA promotional package and not for any additional purchased services.
     Accordingly, the Company considers that a sale of a CDMA handset has occurred upon the signing of the CDMA service contract and delivery of the handset to the subscriber. The Company has been advised by its PRC legal counsel that under Article 134 of the PRC Contract Law, the parties to a sale contract may agree that the seller has the right to retain the title to goods delivered to the buyer until the buyer makes full payment for the delivered goods. Such contractual arrangement enables the seller to recover the goods if the buyer fails to make the payments pursuant to the contract. Under the CDMA service contract, the Company has transferred the substance of the ownership rights under the PRC law to the subscriber upon signing of the contract and can exercise its retaining ownership rights only upon defaults by the subscriber pursuant to the contract. As a result, the Company’s CDMA promotional package is a sale contract with legal title of the CDMA handset being retained by the Company until the end of the contract service period.
     As a result of the foregoing, the Company considers the CDMA handsets sold through the CDMA promotional packages as delivered items. Accordingly, under the guidance in EITF 00-21, the Company is required to separate the bundled arrangement of the CDMA promotional packages into two elements of accounting: (i) the CDMA handset which is a delivered item that has standalone value and was physically delivered to the subscriber immediately upon signing of service contract and (ii) the future CDMA cellular service which is an undelivered item to be provided over the contract term based on the prepaid service fees and/or advance deposits or guarantees obtained by the Company pursuant to the contractual terms of the CDMA promotional packages.

b.	Explain to us your consideration of the guidance for lease accounting when accounting for the subscriber use of a handset. Please explain your consideration of paragraph 6 of SFAS 13 when determining if the arrangement is a sale type lease or an operating lease.
     As discussed in the above response to comment 1a, in accordance with SAB Topic 13.A and the PRC Contract Law, the Company considers that a sale of a CDMA handset has occurred upon the signing of the service contract and the effective control of and the right to use the handset are transferred to the subscriber at that time.
     As such, the arrangement is not considered to be a lease under SFAS 13, and therefore the Company respectfully submits that there is no need to consider whether the arrangement is a sale type lease or an operating lease under Paragraph 6 of SFAS 13. However, if the Company did assume, for the sake of the argument, that the guidance in SFAS 13 Paragraph 6 was applicable to this situation, the CDMA promotion package arrangement would be treated as an operating lease because the collectibility of the fees (i.e., retaining the fees; see response to 1f. below) that might be allocable to minimum lease payments is contingent upon the Company providing future service as provided in the guidance in SFAS 13 Paragraph 8. Consequently, there would be no impact on the Company’s net income or financial position if the arrangement were to be treated as an operating lease.
c.	Tell us the length of your subscriber’s commitment to make monthly service fee payments that is necessary in order for legal ownership of the handset to transfer at the end of the service contract.
     The fixed contract period for a CDMA promotional package ranges from 12 months to 24 months. Such period is the length of a subscriber’s commitment to make monthly service fee payments that is necessary in order for transfer of legal title of the handset to occur at the end of the contract period. To ensure the subscriber’s performance of such commitment, the subscriber is required to either prepay a service fee in a lump sum, make an advance deposit or provide a bank/corporate guarantee.
d.	Tell us if the aggregate of the minimum committed monthly service fees (or the prepaid deposit) represents vendor specific objective evidence (VSOE) of fair value of the handset. If not, please explain to us why.

     The aggregate of the minimum committed monthly service fees is based on the standard service fee tariffs (which are determined pursuant to the tariff guidance promulgated by the PRC government) and, accordingly, does not represent VSOE of the fair value of the CDMA handset. The Company is able to obtain vendor specific objective evidence of the fair value for the CDMA handsets since the Company also sells the CDMA handsets separately to its customers directly or through sales agents. The CDMA handset fair value is determined based on the relevant market value in the relevant periods.
e.	Tell us and disclose how you account for the handset costs in your financial statements under US GAAP. Please cite for us the US GAAP literature that supports your accounting policy.
     According to Paragraphs 9 to 14 of EITF 00-21, the amount allocable to a delivered item is limited to the amount that is not contingent upon the delivery of additional items or meeting other specific performance conditions. In the Company’s case, if the Company fails to provide future cellular service (e.g., due to network failure) to subscribers of the CDMA promotional packages pursuant to the service contracts, under the relevant PRC laws and regulations such as the PRC Contract Law and the PRC Consumer Protection Law, the subscribers will have the right to return the CDMA handsets to the Company and request a refund of the unused portion of the prepaid service fees or advance deposits. Therefore, the Company’s ability to realize the prepaid service fee or advance deposit is considered to be contingent upon fulfillment of provision of the cellular service pursuant to the service contracts. As such, any revenue amount allocated to the CDMA handset is contingent upon our provision of future CDMA cellular service. Accordingly, (i) no revenue amount is allocated to the CDMA handsets; and (ii) the entire amount of minimum contract revenue is allocated to prepaid service revenue, which will be recognized upon the rendering of CDMA service to subscribers over the contract service period.
     For the CDMA handset costs, the Company treats such costs as subscriber acquisition costs for attracting new CDMA subscribers to purchase its CDMA cellular services. The Company considers the CDMA handset costs as subscriber acquisition costs incurred in connection with the selling and marketing activities of the Company since such costs are associated with developing and retaining a subscriber. Accordingly the Company defers the CDMA handset costs to the extent recoverable, and amortizes them over the relevant contract period to match the future CDMA service revenue stream, taking into consideration the following US GAAP literature:

(i)	“SAB 104 — 3. Delivery and Performance — f. Nonrefundable up-front fees — Question 4 — Interpretive Response” states that “Technical Bulletin 90-1 also requires capitalization of incremental direct customer acquisition costs and requires that those costs be identified consistent with the guidance in paragraph 6 of Statement 91.” Although the facts of a particular situation should be analyzed closely to capture those costs that are truly direct and incremental, the Company understands that the Staff generally would not object to an accounting policy that results in the capitalization of costs in accordance with paragraphs 6(a) and (b) of SFAS 91 or Technical Bulletin 90-1.

(ii)	SFAS 91 indicates that capitalizable costs are costs that (i) result directly from and are essential to the transaction and (ii) would not have been incurred without the transaction.

(iii)	Paragraph 4 of Technical Bulletin 90-1 states that “Costs that are directly related to the acquisition of a contract and that would have not been incurred but for the acquisition of that contract (incremental direct acquisition costs) should be deferred and charged to expense in proportion to the revenue recognized. All other costs, such as costs of services performed under the contract, general and administrative expenses, advertising expenses, and costs associated with the negotiation of a contract that is not consummated, should be charged to expense as incurred.”
     Pursuant to the guidance set forth in SAB 104 -3(f), SFAS 91 and Technical Bulletin 90-1, the Company defers the costs associated with the delivered item when little or no revenue is allocable to such delivered item since payment is contingent upon delivery of the undelivered item. Such deferred costs are capitalized, to the extent recoverable, and amortized over the contract period to match the future CDMA service revenue stream. Amortization of CDMA handset costs are recorded under selling and marketing expenses because the Company considers such costs are subscriber acquisition costs directly associated with the selling and marketing activities of the Company.
     The Company has disclosed the above accounting policies in Item 5 “Operating and Financial Review and Prospects — Critical Accounting Policies — Capitalization of CDMA Customer Acquisition Costs” in the 2006 Form 20-F and Note 4.2 “Critical judgments in applying the entity’s accounting policies — (a) Capitalization of CDMA customer acquisition costs” to the financial statements included in the 2006 Form 20-F.

f.	We note your statement (in second paragraph on page 3) that “...based on common contract law, the subscribers will have specific right to return the handsets to us and request a refund of the prepaid service fees or deposit.” If you continue to believe that you have two separate units of accounting (handset and service), tell us how you apply the guidance in SAB 104 when accounting for the handset subsidies. In your response, explain to us how the China common contract law works with respect to the subscriber specific right of return and how the right affects your accounting.
     As discussed in the above response to comment 1e, if the Company fails to provide future cellular service (e.g., due to network failure) to subscribers of the CDMA promotional packages, the subscribers will have the right under the PRC law to (i) return the CDMA handsets to the Company and (ii) request a refund of the unused portion of the prepaid service fees or advance deposits. In addition, the Company is the only CDMA operator in the PRC and therefore, the CDMA handsets can only be used on the Company’s CDMA network. Subscribers also need the services provided by the Company through its CDMA network and through its roaming arrangements with international operators when roaming to other countries. Taking into consideration the above right of return and the subscribers’ inability to use the CDMA handset without the Company’s service together with the application of Paragraphs 9 to 14 and Example 1 in Exhibit 00-21B of EITF 00-21, any revenue amount allocated to the CDMA handset is contingent upon the Company’s provision of future cellular service and therefore no revenue amount is allocated to CDMA handset. The Company understands that SAB 104 does not prohibit the capitalization of costs that are truly direct and incremental. In addition, SAB 104 also requires the disclosure of a registrant’s policy for determining which costs to capitalize. As discussed in the above response to comment 1e, the Company considers the CDMA handset costs as subscriber acquisition costs directly associated with sales and marketing activities of the Company. Such costs are capitalized, to the extent recoverable, and amortized over the contract period to match the future CDMA service revenue stream.
g.	Explain to us the nature and extent of your past network failures. Tell us if you have ever had a network failure of such severity that it resulted in subscribers returning their handsets to you and making requests for a refund of their prepaid service fees or deposits.

     Since the Company’s launch of the CDMA cellular service in 2002, there have been few occasions of network failures, which resulted in a limited number of the subscribers requesting a refund of the unused portion of their prepaid service fees or advance deposits and the return of the CDMA handsets to the Company. In 2003, the Company’s network failure rate was approximately 2%. Such relatively high rate in 2003 was mainly due to the instability of the CDMA network at its initial stage. The Company’s network failure rate has decreased to approximately 1% in recent years after the continuous upgrading and expansion of the CDMA network. However, despite the network failure rate being low, as discussed in the above response to comment 1f, the Company considers that the revenue amount is contingent upon future services since there is still a risk that the Company may need to refund to subscribers of the CDMA promotional packages should there be a failure of the CDMA network.
* * *
     In connection with responding to the Staff’s comment, the Company hereby acknowledges that
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filing;

•	the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the SEC from taking any action with respect to the Company’s filings; and

•	the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
     Should you have any questions or wish to discuss the foregoing, please contact Ms. Karry Chu (Company Secretary) at (852) 2121-3220.

Sincerely,
/s/ TONG Jilu
TONG Jilu
Chief Financial Officer

cc:	Robert S. Littlepage Andrew Mew (United States Securities and Exchange Commission)

Qiuhong Li Karry Chu (China Unicom Limited)

Chun Wei John D. Young, Jr. Weiheng Chen Wen Huang (Sullivan & Cromwell LLP)

Stephen Wong Silvia Shu (PricewaterhouseCoopers)
CHINA UNICOM LIMITED
75th Floor, The Center, 99 Queen’s Road Central, Hong Kong
Tel: (852) 2126 2018                    Fax: (852) 2126 2016                    Website: www.chinaunicom.com.hk

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